UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

(Commission File No. 001- 13358)

Viña Concha y Toro S.A.

(Exact name of Registrant as specified in its charter)

Concha y Toro Winery Inc.

(Translation of registrant’s name into English)

CASILLA 213

NUEVA TAJAMAR 481

TORRE NORTE, PISO 15

SANTIAGO, CHILE

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On June 21, 2018, Viña Concha y Toro S.A. (the “Company”) filed a material event notice with the Chilean Financial Market Commission (former Chilean Superintendency of Securities and Insurance) announcing that the Company’s Board of Directors had resolved to initiate the process to terminate its American Depositary Receipt (“ADR”) facility and deregister from the U.S. Securities and Exchange Commission. An English translation of the material event notice is attached hereto as Exhibit 99.1.

On the same date, the Company published a press release announcing that it notified the New York Stock Exchange (the “NYSE”) that the Company will apply for voluntary delisting of its ADRs and communicating the schedule of the voluntary delisting of its ADRs from the NYSE. The press release is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VIÑA CONCHA Y TORO S.A.
(Registrant)

By:	/s/ Osvaldo Solar V.
Name:	Osvaldo Solar V.
Title:	Gerente de Administracion y Finanzas/ Administration and Finance Manager (Chief Financial Officer)

Date: June 21, 2018.

EXHIBIT INDEX

Exhibit	Description
99.1	Viña Concha y Toro’s material event notice dated June 21, 2018.
99.2	Viña Concha y Toro’s press release and notice dated June 21, 2018.